

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. Donald A. Stewart
Chief Executive Officer
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario
Canada M5H 1J9

Re: Sun Life Financial, Inc.
Form 40-F for the Fiscal Year Ended December 31, 2009
File No. 001-15014

Dear Mr. Stewart:

     We have completed our review of your Form 40-F and do not have any further comments at this time.

     Sincerely,

     Gus Rodriguez
     Accounting Branch Chief